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                            July 5, 2023

       Cary Marshall
       Chief Financial Officer
       Alliance Resource Partners LP
       1717 South Boulder Avenue, Suite 400
       Tulsa, Oklahoma 74119

                                                        Re: Alliance Resource
Partners LP
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 000-26823

       Dear Cary Marshall:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Exhibits and Financial Statement Schedules
       Exhibit 96.5, page 190

   1. We note that you have filed a Technical Report Summary for Tunnel Ridge Mine which has been updated to
February 2023, to supersede the July 2022 version that you filed with the Form 10-K/A on
August 26, 2022, which was necessary to address content
                                                        deficiencies observed
in earlier comments. However, the more recent version excludes content that was
previously included or added in response to the earlier comments.

                                                        Please coordinate with
the persons at RESPEC who were involved in preparing the
                                                        document to obtain and
file an amended Technical Report Summary that includes all of the required content,
including the details necessary to address the following points.

                                                              Section 2 should
include the name and date of the Technical Report Summary that is
 Cary Marshall
Alliance Resource Partners LP
July 5, 2023
Page 2
              being updated to comply with Item 601(b)(96)(iii)(B)(2)(v) of Regulation S-K, which appears to be the July 2022 report that updated the February 2022 report.

                Section 18 should include estimates of capital and operating costs, having the major components set out in tabular form, to comply with Item 601(b)(96)(iii)(B)(18)(i) of
              Regulation S-K.

                Section 19.1 should include annual cash flow forecasts based on your annual production schedule for the life of the projects, having line item details such as revenues, operating costs, capital expenditures, royalties, taxes, and any other items that must be considered in projecting after tax cash flows, to comply with Item
              601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Coleman, Mining Engineer, at 202-551-3610 or Karl Hiller,
Branch Chief, at 202-551-3686 if you have any questions regarding the comments.



FirstName LastNameCary Marshall                                 Sincerely,
Comapany NameAlliance Resource Partners LP
                                                                Division of
Corporation Finance
July 5, 2023 Page 2                                             Office of
Energy & Transportation
FirstName LastName